Exhibit 99.1

ASX ANNOUNCEMENT

12 December 2013

Gtech International Completes Acquisition of Simavita Holdings

Melbourne, Australia; 12 December 2013: Genetic Technologies Limited (ASX: GTG, NASDAQ: GENE) is pleased to advise that its former Canadian-listed subsidiary, Gtech International Resources Limited has successfully completed its acquisition of Sydney-based company Simavita Holdings Limited (“Simavita Holdings”), as originally disclosed by GTG in its ASX announcement dated 30 July 2013.

As part of the transaction, in which Simavita Holdings raised approximately $13.9 million via the issue of 33,902,349 new shares at an issue price of A$0.41 per share (before the payment of costs and the repayment of certain debts), Gtech International Resources Limited changed its name to Simavita Limited (“Simavita”).

Following the receipt of final acceptance of the transaction by the TSX Venture Exchange in Canada (“TSXV”), the common shares of Simavita commenced trading on the TSXV, under the trading symbol “SV”, on 6 December 2013.

On 9 December 2013, Simavita lodged documents with the Australian Securities Exchange pursuant to which it will also seek a listing of CHESS Depositary Interests (“CDIs”) on the ASX.  If accepted, the ASX code “SVA” has been reserved for the CDI listing.

Immediately following the completion of the acquisition, Genetic Technologies Limited held a total of 1,306,166 shares in Simavita, representing approximately 2.3% of that company’s total issued capital.

As a result of the transaction, Gtech International Resources Limited has been deconsolidated from the GTG Group and a number of changes have been made to the Board of that company to reflect the new ownership.  Details of the Simavita business can be found at www.simavita.com

“We are extremely pleased to see the successful conclusion of this transaction that will benefit all Simavita shareholders, including GTG”, said Acting GTG Chief Executive Officer, Mr. Tom Howitt.  “Further, the transaction has provided the Company with a potentially valuable liquid asset and will enable GTG Management to maintain its stated focus on the expansion of the Group’s US business through the continued growth of its flagship BREVAGenTM test”, he added.

FOR FURTHER INFORMATION PLEASE CONTACT

Thomas G. Howitt	Ms. Laura Forman (USA)
Chief Executive Officer (Acting)	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is a company listed on both the ASX and NASDAQ with operations in the USA and Australia.  For more information, please visit www.gtglabs.com.

About Simavita Limited

The Offer of CDIs by Simavita Limited ARBN 165 831 309 is to be made pursuant to a prospectus dated 9 December 2013 (Prospectus) which has been lodged with ASIC.  A copy of the Prospectus may be obtained from Simavita Limited and any potential investor should consider the Prospectus in deciding whether to acquire CDIs.  Applications for CDIs will only be accepted on the application form which accompanies that Prospectus.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and of 1995.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.